As filed with the Securities and Exchange Commission on August 20, 2014.

Registration Statement No. 333-197954

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

Amendment No. 1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GREAT BASIN SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	83-0361454
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2441 South 3850 West

Salt Lake City, UT 84120

(801) 990-1055

(Address and telephone number of registrant’s principal executive offices)

Ryan Ashton

Chief Executive Officer

Great Basin Scientific, Inc.

2441 South 3850 West

Salt Lake City, UT 84120

(801) 990-1055

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Marx Kyle Leingang Dorsey & Whitney, LLP 136 South Main Street, Suite 1000 Salt Lake City, Utah 84101-1685 (801) 933-7363	Brian D. Lee Mollie H. Duckworth Baker Botts L.L.P. 1001 Page Mill Road, Building One, Suite 200 Palo Alto, California 94304 (650) 739 – 7519

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The registrant is an “emerging growth company,” as defined in Section 2(a) of the Securities Act. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee (2)
Common Stock, par value $0.001 per share		$17,250,000		$2,222
Series A Warrants, each consisting of one share of Common Stock and one Series B Warrant (3)	$		$
Shares of Common Stock underling the Series A Warrants		$17,250,000		$2,222
Series B Warrants, each consisting of one share of Common Stock (3)	$		$
Shares of Common Stock underlying the Series B Warrants		$17,250,000		$2,222
Representative’s Warrants to Purchase Common Stock (3)	$		$
Common Stock underlying Representative’s Warrants (4)		$1,078,125		$139
Total Registration Fee		$52,828,125		$6,804	(5)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of securities that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant.
(3)	No registration fee pursuant to Rule 457(g) under the Securities Act.
(4)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The Representative’s Warrants are exercisable at a per share exercise price equal to 125% of the public offering price. As estimated solely for the purpose of recalculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the Representative’s Warrant is $1,078,125, which is equal to 125% of $862,500 (5% of $17,250,000).
(5)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to Form S-1 Registration Statement (Registration No. 333-197954) of Great Basin Scientific, Inc. is being filed solely to include exhibits to the Registration Statement. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee		$6,804
FINRA filing fee	$	*
The NASDAQ Capital Market initial listing fee	$	*
Blue sky qualification fees and expenses	$	*
Transfer agent and registrar fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Miscellaneous	$	*

Total	$	*

* To be included in a subsequent amendment.

Item 14.	Indemnification of Directors and Officers

We are organized under the laws of the State of Delaware. Our amended and restated Certificate of Incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, referred to herein as the DGCL. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) as required by Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. Liability under federal securities laws, however, is not and cannot be limited by our certificate of incorporation. The DGCL permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding, by reason of the of the fact that the person is or was a director, officer, employee or agent of the corporation, against judgments, fines, settlements and expenses (including attorneys’ fees) incurred in connection with the proceeding if certain statutory standards are met. “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Reference is made to the detailed terms of the Delaware indemnification statute (Section 145 of the DGCL) for a complete statement of this indemnification right. Our amended and restated bylaws will also require us to provide indemnification to the fullest extent provided by the DGCL. Insofar as indemnification for liabilities arising under the Act may be permitted for directors, officers or persons controlling us pursuant to the foregoing provisions, we are aware that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

We shall not indemnify a director or officer for any claim, issue or matter as to which the director or officer has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the us for any amounts paid in settlement to us, unless and only to the extent that the court in which the proceeding was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such amounts as the court deems proper. Indemnification may not be made to or on behalf of a director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the cause of action. No director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

We may purchase and maintain insurance or make other financial arrangements on behalf of any person for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee, member, managing member or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities since May 30, 2011:

(1) From May 2011 to June 2014 we granted stock options to purchase an aggregate of 97,600,000 shares of common stock at exercise prices ranging from $0.01 to $0.16 per share to a total of 67 employees, consultants and directors under our 2006 Stock Option Plan. The Company plans to reissue these options under the 2014 Stock Option Plan in June, 2014. Of these options, no shares have been exercised for cash consideration and no options have been cancelled without being exercised.

(2) During 2011 and 2012, we issued aggregate principal amount of $2.4 million of Senior Secured 8% Convertible Promissory Notes, or the Series A Senior Secured Notes. All outstanding Senior Secured Notes were converted into 41,886,599 shares of our Series A Preferred Stock in December 2012, which conversion amount included principal and interest.

(3) During 2012, we issued aggregate principal amount of $5.9 million of Senior Secured 8% Convertible Promissory Notes, or the Series B Senior Secured Notes. All outstanding Series B Senior Secured Notes were converted into 37,538,265 shares of our Series B Preferred Stock in December of 2012.

(4) During 2012, we issued an aggregate of 1,093,750 shares of our Series B Preferred Stock for an aggregate price of $0.2 million at a price per share of $0.16.

(5) During 2012, we issued an aggregate of 20,833,334 shares of our Series B Preferred Stock for an aggregate price of $3.3 million at a price per share of $0.16, subject to a subscription receivable that was collected in 2013.

(6) Between May 2013 and September 2013, we issued aggregate principal amount of $2.4 million of Senior Secured 8% Convertible Promissory Notes, or the Series C Senior Secured Notes. All outstanding Series C Senior Secured Notes were converted into 102,208,736 shares of our Series C Preferred Stock in November 2013.

(7) In 2013, we issued an aggregate principal amount of $2 million of Senior Secured 8% Convertible Promissory Notes, or the Series C-1 Senior Secured Notes. All outstanding Series C-1 Senior Secured Notes were converted into 84,027,175 shares of our Series C-1 Preferred Stock in November 2013.

(8) In 2013, we issued an aggregate of 48,780,488 shares of our Series C Preferred Stock for an aggregate price of $1.2 million at a price per share of $0.0246.

(9) In 2014, we issued an aggregate of 14,888,211 shares of our Series C Preferred stock for an aggregate price of $0.4 million at a price per share of $0.0246 per share;

(10) From April 18, 2014 to July 31, 2014, we issued 302,091,710 units to accredited investors at a price per unit of $0.025 for a net proceeds of $6,728,566, with each unit consisting (i) one share of Series D Preferred

Stock, par value $0.001, (ii) one Class A Warrant to purchase one share of common stock and (iii) one Class B Warrant to purchase one share of common stock. This transaction was conducted as a bridge financing to provide us with sufficient capital prior to this offering.

(11) On March 3, 2014, we issued a convertible promissory note with an 8% interest rate and 2,500,000 warrants to William Hammond. The consideration paid by Mr. Hammond for the note and warrants was $100,000. The maturity date for the promissory note was March 3, 2015, or upon or a qualified equity financing of at least $5 million. This financing was for general working capital purposes. This note was automatically converted on July 30, 2014 into 4,130,630 Series D Preferred Units.

(12) On March 10, 2014, we issued a convertible promissory note with an 8% interest rate and 2,500,000 warrants to DRS, LLC, an entity controlled by David Spafford. The consideration paid by DRS, LLC for the note and warrants was $100,000. The maturity date for the promissory note was March 10, 2015, or upon or a qualified equity financing of at least $5 million. This financing was for general working capital purposes. This note was automatically converted on July 30, 2014 into 4,124,493 Series D Preferred Units.

(13) On February 26, 2014, we issued a convertible promissory note with an 8% interest rate and 5,000,000 warrants Ryan Ashton. The consideration paid by Mr. Ashton for the note and warrants was $200,000. The maturity date for the promissory note was February 26, 2015, or upon or a qualified equity financing of at least $5 million. This financing was for general working capital purposes. This note was automatically converted on July 30, 2014 into 8,270,027 Series D Preferred Units.

(14) On July 18, 2014, we issued a promissory note with 20% interest and 4,000,000 Series D Units to David Spafford. The consideration paid by Mr. Spafford for the note and Units was $500,000. The maturity date on the note is July 18, 2015, which can be extended to July 18, 2016 at our option if we pay $10,000 to Mr. Spafford as compensation for the extension. This financing was for general working capital purposes.

(15) In April of 2014, the Company commenced a Series D Preferred stock offering with Dawson James as placement agent. In July of 2014, we completed the Series D Preferred stock offering raising gross proceeds of $7.7 million, with net proceeds of $6.7 million. Hitachi Chemical LTD, a Japanese public company focused on advanced chemicals including applications in life sciences and diagnostics purchased $3.5 million of the $7.7 million Series D Preferred stock offering.

The offers, sales and issuances of the securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act under Rule 701 or 4(a)(2) promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701.

The offers, sales, and issuances of the securities described in paragraphs (2) through (15) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Salt Lake City, State of Utah, on the 20th of August, 2014.

GREAT BASIN SCIENTIFIC, INC.
By:	/s/ Ryan Ashton

Ryan Ashton
President, Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No 1 to this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Ryan Ashton	President, Chief Executive Officer, and Director	August 20, 2014
Ryan Ashton	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

*	Director	August 20, 2014
Stephen Aldous

*	Director	August 20, 2014
David Spafford

*/s/	Ryan Ashton
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Sixth Amended and Restated Certificate of Incorporation of Great Basin Scientific, Inc. (“Great Basin”)
3.2	Bylaws of Great Basin
3.3*	Form of Seventh Amended and Restated Certificate of Incorporation of Great Basin
3.4*	Form of Amended and Restated Bylaws of Great Basin
4.1*	Specimen certificate evidencing shares of common stock
4.2	Amended and Restated Voting Agreement dated as of July 30, 2014
4.3	Third Amended and Restated Investor Rights Agreement dated as of April 21, 2014
5.1*	Legal Opinion of Dorsey & Whitney, LLP
10.1	Master Lease Agreement by and between Onset Financial, Inc. and Great Basin, dated as of October 16, 2013 (“Onset Lease Agreement”)
10.2	Schedule 001 for Onset Lease Agreement dated October 16, 2013, as amended by that certain amendment dated December 10, 2013 and associated (i) Acceptance and Delivery Certificate, (ii) Bill of Sale and (iii) Sale and Leaseback Agreement
10.3	Schedule 002 for Onset Lease Agreement dated March 14, 2014, as amended by that certain amendment dated March 18, 2014 and associated (i) Acceptance and Delivery Certificate, (ii) Bill of Sale and (iii) Sale and Leaseback Agreement
10.4	Financial Advisory Agency Agreement by and between Great Basin and Rona Capital, LLC, dated as of April 15, 2014 (Series D Compensation)
10.5	Financial Advisory Agency Agreement by and between Great Basin and Rona Capital, LLC, dated as of April 15, 2014 (IPO Compensation)
10.6	Great Basin 2006 Stock Option Plan and forms used in connection therewith
10.7	Great Basin 2014 Stock Option Plan and forms used in connection therewith
10.8*	Form of Great Basin Scientific, Inc. 2014 Omnibus Incentive Plan
10.9*	Form of Stock Option Agreement
10.10*	Form of Restricted Stock Unit Agreement
10.11	Amended and Restated Series D Preferred Stock and Warrant Purchase Agreement dated July 30, 2014 (the “Series D Purchase Agreement”)
10.12	Form of Class A Warrant to Purchase Common Stock issued to investors pursuant to the Series D Purchase Agreement
10.13	Form of Class B Warrant to Purchase Common Stock issued to investors pursuant to Series D Purchase Agreement
10.14@	License and Supply Agreement by and between Biohelix Corporation and Great Basin, effective as of January 9, 2009, as amended by (i) that First Amendment dated June 25, 2010, and (ii) that Second Amendment dated January 18, 2011.
10.15@	License Agreement by and between Integrated DNA Technologies, Inc. and Great Basin, effective as of August 5, 2010, as amended by (i) that First Amendment dated February 21, 2012, (ii) that Second Amendment dated October 17, 2012, (iii) that Third Amendment dated February 21, 2013 and (iv) that Fourth Amendment dated March 19, 2014.
10.16	Reimbursement Agreement dated as of October 30, 2013 by and between Great Basin and Utah Autism Foundation
10.17	Reimbursement Agreement dated as of March 21, 2014 by and between Great Basin and Utah Autism Foundation
10.18	Reimbursement Agreement dated as of October 30, 2013 by and between Great Basin and Spring Forth Investments, LLC
10.19	Security Agreement dated as of October 30, 2013 by and between Great Basin and Utah Autism Foundation
10.20	Security Agreement dated as of March 21, 2014 by and between Great Basin and Utah Autism Foundation

Exhibit No.	Description
10.21	Security Agreement dated as of October 30, 2013 by and between Great Basin and Spring Forth Investments, LLC
10.22*	Offer Letter to Ryan Ashton
10.23*	Offer Letter to Jeffrey A. Rona
10.24*	Offer Letter to Robert Jenison
10.25	Lease Agreement between JTM, Inc. and Great Basin, dated April 26, 2010, as amended by that certain amendment dated July 1, 2012 (South Side Lease)
10.26	Lease Agreement between JTM, Inc. and Great Basin, dated September 6, 2012 (North Side Lease)
10.27	Loan and Issuance Agreement by and between Great Basin and Spring Forth Investments, LLC, dated July 18, 2014
10.28	Promissory Note dated July 18, 2014 in favor of Spring Forth Investments, LLC
23.1	Consent of Mantyla McReynolds LLC, independent registered public accounting firm
23.2*	Consent of Dorsey & Whitney, LLP (included in Exhibit 5.1)
24.1†	Power of Attorney (included on signature page)

* To be filed by amendment.

@ Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and then filed separately with the SEC.

† Previously filed